EXHIBIT 99.1

STRATA OIL & GAS INC.

918 16TH Ave. NW, Suite 408

Calgary, Alberta, Canada, T2M 0K3

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished to you in connection with the solicitation of proxies by management of Strata Oil & Gas Inc. (“we”, “us” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held on June 26, 2013, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy were designated by management of the Company. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holder discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

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You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.

RETURN OF PROXY

You must deliver the completed form of proxy to the Company’s head office at the address listed on the cover page of this Management Proxy Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)	signing a proxy bearing a later date; or
(b)	signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares, of which 78,278,056 common shares are issued and outstanding as of May 24, 2013 (the “Record Date”). The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of the Record Date. Persons who are registered shareholders at the close of business on May 24, 2013 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass.

The nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected directors. Holders of common shares are not allowed to cumulate their votes in the election of directors. The ratification of the appointment of the independent auditors for the Company until the next annual general meeting will require the affirmative vote of a majority of outstanding common shares present or represented and entitled to vote at the Meeting.

To the knowledge of our Directors and senior officers, no persons beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights as of the Record Date.

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ELECTION OF DIRECTORS

Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until that person sooner ceases to be a Director. Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If prior to the Meeting vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as Directors. The information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)(2)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years
Ron Daems Calgary, Alberta Chief Executive Officer, President, Treasurer and Secretary	July 19, 2010	3,441,000	President, Chief Executive Officer and Self-Employed Consultant
Dr. Michael Ranger, Calgary, Alberta, Director	July 11, 2012	600,000 (3)	Director, Petroleum Consultant

(1) As at May 24, 2013.

(2) Includes common stock options that are exercisable within 60 days of May 24, 2013.

(3) Dr. Michael Ranger was awarded stock options to purchase common shares of the Company in the following manner; (i) 200,000 stock options at an exercise price of $2.285 on July 21, 2006 and are fully vested;(ii) 200,000 stock options at an exercise price of $0.61 on March 19, 2008 and are fully vested; (iii) 200,000 stock options at an exercise price of $0.07 on July 11, 2012 and vest on July 11, 2013; and (iv) 200,000 stock options at an exercise price of $0.14 on July 11, 2012 and vest on July 11, 2014.

Information respecting the principal occupations and background of each of the nominees as Directors is as follows:

RON DAEMS, brings extensive financial and resource industry experience to Strata Oil & Gas Inc. In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures. From 2000 through 2003, Mr. Daems was a portfolio manager of a multinational investment firm. In 2004, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems. Since January 2007, Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company, and is currently a Director of Power Resource Exploration Inc.

MICHAEL RANGER is an experienced petroleum consultant with a prolific career providing services to an array of the world's largest oil companies.

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He has extensive oil sands & heavy oil evaluation and research experience in reservoir characterization, sedimentology and sequence stratigraphy of Athabasca, Wabasca, Cold Lake, Peace River and international oil sands regions. He has conducted and supervised numerous resource evaluation projects integrating core, outcrop and wireline logs. Recent major contracts include: Ross Smith Energy Group, Golder Associates, Laracina Energy, Nexen, Statoil, Murphy Oil, Norwest Consulting, Sinopec, Oilsands Quest, Talisman, ConocoPhillips, Japan Canada Oil Sands, Marathon, Paramount Energy, Athabasca Oil Corp., Kennecott Canada, Total Canada, OPTI Canada, Koch Canada, Syncrude Canada, Quadrise, Hatch Engineering.

Dr. Ranger is currently an independent petroleum consultant and is a director of Canadex Resources Ltd. Prior to this, he served on the Scientific Advisory Board of Gushor Inc. from 2007 to 2009, and as a senior geologist at Gulf Canada Resources between 1977 and 1985. Dr. Ranger has a PhD. in Petroleum Geology from the University of Alberta, a MSc. Degree in Sedimentary Geology from Memorial University of Newfoundland, and a BSc. in Geology from Concordia University. His professional affiliations include the American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Well Logging Society.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

This section provides particulars of compensation paid to the following executive officers for services to the Company during the most recently completed financial year:

(a)	the Chairman and any Vice-Chairman of the Board of Directors of the Company, where that Chairman or Vice-Chairman performs functions of the office on a full-time basis;
(b)	the President of the Company;
(c)	any Vice-President in charge of a principal business unit of the Company, such as sales, finance or production; and
(d)	any officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or its subsidiary,

(each of whom is a “Named Executive Officer”).

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The following table shows compensation paid to the Company’s executives for the last 3 years.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts	All Other Compensation
Ron Daems(1)	Director, President, Secretary, and CEO	2012	0	0	0	0	0	0	$26,582
Dr. Michael Ranger(2)	Director, President, Secretary, and CEO	2012	0	0	400,000	0	0	0	0
Ron Daems(1)	Director, President, Secretary, and CEO	2011	5,377	0	0	0	0	0	0
Ron Daems (1)	Director, President, Secretary, and CEO	2010	12,968	0	0	0	0	0	0
Manny Dhinsa (3)	Director, President, Secretary, and Treasurer	2010	13,162	0	0	0	0	0	0

(1)	Ron Daems was appointed as Director, President, Secretary and CEO on July 19, 2010. Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.
(2)	On July 11, 2012, Dr. Michael Ranger was appointed as Director and the Company granted stock options to purchase up to 400,000 shares of our common stock of which 200,000 options vest on July 11, 2013 with an exercise price of $0.07 per share and 200,000 options vest on July 11, 2014 with an exercise price of $0.14.
(3)	Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005. Commencing August 1, 2008 Mr. Dhinsa agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate. Mr. Dhinsa has been granted 800,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015. On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options exercisable into common shares at a price of $0.61 per option until March 19, 2017. On July 19, 2010 it was resolved at the Company’s Annual General Meeting that Mr. Dhinsa was not re-elected as Director, President, Secretary and Treasurer of the Company and his stock options were subsequently cancelled.

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Incentive Stock Options to Named Executive Officers

The Company has one stock option plans pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.

In June 2006, the Shareholders approved and the Company adopted its 2006 Stock Option Plan. The 2006 Plan provides for the granting of up to an additional 8,000,000 stock options to key employees, directors and consultants, of common shares of the Company.

Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company’s Board of Directors. The Board of Directors is empowered to appoint both an audit committee and an option committee for the Company and will function as these committees until one is appointed.

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2012:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable

$ 0.07	500,000	9.60	$ 0.07
$ 0.13	25,000	8.82	$ 0.13	25,000
$ 0.14	200,000	9.53	$ 0.14
$ 0.15	300,000	9.64	$ 0.15
$ 0.20	25,000	8.82	$ 0.20	25,000

$ 0.30	400,000	9.64	$0 .30
$ 0.40	25,000	8.82	$ 0.40	25,000
$ 0.60	25,000	8.82	$ 0.60	-
$ 0.61	200,000	5.25	$ 0.61	200,000
$ 0.74	100,000	6.58	$ 0.74	100,000
$ 2.29	200,000	3.56	$ 2.29	200,000
	2,000,000			575,000

As of May 24, 2013, there are 4,700,000 options available to be granted under the 2006 Plan.

The Company did not re-price downward any options held by any Named Executive Officer during the most recently completed financial year.

Other Remuneration

Other than as noted above, the Named Executive Officers did not receive any non-cash compensation during the last financial year.

Termination of Employment or Change of Control

We have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $150,000 per Named Executive Officer.

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COMPENSATION OF DIRECTORS

None of our directors received remuneration in the form of cash or stock options during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of our directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or our subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An ‘informed person” means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

The Company does not have an audit committee, the functions of which are performed by the Board of Directors.

The Company has adopted an Audit Committee Charter.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year, including involvement with interim financial statements and any comments from regulatory authorities. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, including discussions and involvement in the Company’s internal control reporting for 2013. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$15,000	$Nil	$Nil(1)	$Nil(2)
December 31, 2011	$21,000	$Nil	$Nil(1)	$Nil(2)

(1)	Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by the Canada Revenue Agency. (“CRA)

(2)	Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company’s business and advice concerning a private placement financing conducted by the Company.

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APPOINTMENT OF AUDITOR

Management is recommending that shareholders vote to authorize the Directors to appoint the auditor for the Company until the next Annual General Meeting and to authorize the Directors to fix their remuneration

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, other than as disclosed in “Particulars of Matters to be Acted Upon”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgment on that matter.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

If any shareholder entitled to vote at an annual general meeting of the Company wishes to propose any matter to be raised at the annual meeting to be held in 2014, such shareholder should submit the proposal in writing to the Company’s head office at the address listed on the cover page of this Management Proxy Circular, not later than December 1, 2013.

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

STRATA OIL & GAS INC.

Ron Daems

President

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